Exhibit 99

January 05, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Intimation

We would like to intimate the following:

1)

The Bank’s gross advances aggregated to approximately ₹ 24,695 billion as of December 31, 2023, a growth of around 62.4% over ₹ 15,205 billion as of December 31, 2022 and a growth of around 4.9% over ₹ 23,546 billion as of September 30, 2023. Grossing up for transfers through inter-bank participation certificates and bills rediscounted, the Bank’s advances grew by around 60.7% over December 31, 2022 and around 3.8% over September 30, 2023.

As per the Bank’s internal business classification, domestic retail loans grew by around 111.0% over December 31, 2022 and around 3.0% over September 30, 2023; commercial & rural banking loans grew by around 31.5% over December 31, 2022 and around 6.5% over September 30, 2023; corporate & other wholesale loans (excluding non-individual loans of the erstwhile HDFC Limited) grew by around 11.0% over December 31, 2022 and around 2.0% over September 30, 2023.

2)

The Bank’s deposits aggregated to approximately ₹ 22,140 billion as of December 31, 2023, a growth of around 27.7% over ₹ 17,332 billion as of December 31, 2022 and a growth of around 1.9% over ₹ 21,729 billion as of September 30, 2023.

Retail deposits increased by around ₹ 530 billion during the quarter, and grew by around 28.4% over December 31, 2022 and around 2.9% over September 30, 2023; wholesale deposits grew by around 24.4% over December 31, 2022 and were lower by around 3.4% over September 30, 2023.

3)

The Bank’s CASA deposits aggregated to approximately ₹ 8,355 billion as of December 31, 2023, a growth of around 9.5% over ₹ 7,630 billion as of December 31, 2022 and around 2.2% over ₹ 8,177 billion as of September 30, 2023. Retail CASA grew by around 10.0% over December 31, 2022 and grew by around 2.3% over September 30, 2023. The Bank’s CASA ratio stood at around 37.7% as of December 31, 2023, as compared to 44.0% as of December 31, 2022 and 37.6% as of September 30, 2023.

The figures for the period ended December 31, 2023 include the operations of erstwhile HDFC Limited which amalgamated with and into HDFC Bank on July 01, 2023 and hence are not comparable with those of the corresponding period of the previous year.

The above information as of December 31, 2023 is subject to a limited review by the statutory auditors of the Bank.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary